

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-Mail</u>
Joseph Vicente
Chief Operating Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

   Re: Cord Blood America, Inc.
      Form 10-Q for Fiscal Quarter Ended September 30, 2011
      Filed November 14, 2011
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed April 16, 2012
      File No. 000-50746

Dear Mr. Vicente:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Mining